	50 Fremont Street San Francisco, CA 94105 Tel 415.983.1000 Fax 415.983.1200	MAILING ADDRESS P. O. Box 7880 San Francisco, CA 94120 www.pillsburylaw.com
April 13, 2007
Linda C. Williams Phone: 415.983.7334 linda.williams@pillsburylaw.com

United States Securities and Exchange

Commission

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:	Edward M. Kelly, Senior Counsel
Jennifer R. Hardy, Legal Branch Chief

Re:	Headwaters Incorporated
Pre-effective Amendment 2 to Registration Statement on Form S-4
Filed March 27, 2007
File No, 333-140067
Annual Report on Form 10-K for the fiscal year ended September 30, 2006 and other Exchange Act reports incorporated by reference
File No. 1-32459

Dear Mr. Kelly and Ms. Hardy:

Headwaters Incorporated (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated April 4, 2007. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. We also enclose for your convenience a marked copy of pre-effective Amendment No. 3 to the Registration Statement on Form S-4.

S-4

Summary, Taxation, page 5

1.	As requested previously, please revise to state that this is counsel’s opinion and delete “we believe” and “consistent with our opinion.” Please comply also in the risk factors section on pages 25 and 27.

Response: The Company made changes to address the Staff’s comments.

Conversion Rate Adjustment Upon Fundamental Changes, Page 12; Adjustment to Conversion Rate Upon a Fundamental Change, page 64

United States Securities and

    Exchange Commission

April 13, 2007

2.	Refer to prior comment 4. As requested previously, please provide an example at page 12. Further, the table on page 65, as designed, does not appear to include a place for showing the number of additional shares per $1,000 principal amount of new securities by which the conversion rate will be increased. Please revise.

Response: In response to prior comment 4, the Company provided an example of a conversion rate adjustment upon a fundamental change. This example appears on page 13 of Amendment No. 2 to the Registration Statement on Form S-4. The blanks that appear in the example provided on page 13 will be filled in based on the Company’s stock price at the time of the launch of the exchange offer.

Further, the table on page 65 is designed to show the number of additional shares per $1,000 principal amount of new securities by which the conversion rate will be increased. On the launch of the exchange offer, the column headers on the top horizontal axis will be filled in with hypothetical prices for the Company’s common stock, with the number of additional shares per $1,000 principal amount of new securities listed vertically for each hypothetical stock price as of each of the effective dates listed in the far left column of the chart.

* * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and

    Exchange Commission

April 13, 2007

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7334.

Very truly yours,

/s/ Linda C. Williams
Linda C. Williams

cc:	Kirk A. Benson
Harlan M. Hatfield, Esq.